EXHIBIT 99.1

Logo


CHOICE ONE CONTACT:
Phil Yawman
Executive Vice President
Phone:  (585) 530-2604
Pyawman@choiceonecom.com

CHOICE ONE COMMUNICATIONS REPORTS FIRST QUARTER 2004 RESULTS; THIRD CONSECUTIVE QUARTER OF POSITIVE CASH FLOW FROM OPERATIONS; COMPANY AMENDS CREDIT AGREEMENT

o    REVENUE WAS $81.2 MILLION; COMPARED WITH $80.1 MILLION IN FIRST QUARTER
     2003

o NETWORK COSTS WERE $37.6 MILLION, OR 46.4% OF REVENUE, COMPARED WITH $40.5 MILLION, OR 50.6% OF REVENUE FOR FIRST QUARTER 2003

o EBITDA WAS $7.2 MILLION FOR FIRST QUARTER 2004, COMPARED WITH $7.7 MILLION FOR FIRST QUARTER 2003

o NET CASH FLOW FROM OPERATIONS WAS $2.4 MILLION; $10.5 MILLION IMPROVEMENT FROM FIRST QUARTER 2003

o    CONTINUED STRONG SALES OF SELECT SAVINGS.FREE BUNDLED VOICE AND DATA
     SERVICES

o    LINES IN SERVICE GREW 2.4% IN THE FIRST QUARTER; DATA LINES GREW 15%

o INTRODUCED RESIDENTIAL SERVICE ACROSS NEW YORK STATE OPERATING FOOTPRINT DURING FIRST QUARTER

o    COMPANY AND ITS LENDERS AMEND MINIMUM AVAILABLE CASH COVENANT

         Rochester, New York - May 13, 2004 - Choice One Communications (OTCBB:
CWON), an Integrated Communications Provider offering facilities-based voice and data telecommunications services, including Internet solutions, to clients in 29 Northeast and Midwest markets, today announced first quarter 2004 operating and financial results.

         "During the first quarter, we continued to grow our business, achieving continued strong sales of our bundled voice and data services and installing more than 12,000 net new lines," commented Steve Dubnik, Chairman and Chief Executive Officer. "The introduction of new products and services, such as Select Savings.free, our innovative bundled voice and data services offering introduced last August, is allowing Choice One to compete across a broader client segment, increase our average client size and increase our penetration of data services. During the first quarter, Select Savings.free accounted for nearly half of our net lines sold."

         First quarter revenue was $81.2 million, up slightly from first quarter 2003 revenue of $80.1 million. Network costs were $37.6 million, or 46.4% of revenue, compared with $40.5 million, or 50.6% of revenue for first quarter 2003. Selling, general and administrative (SG&A) expenses were $36.3 million for the first quarter, compared with $31.9 million a year ago as the company invested in programs intended to accelerate growth.

CHOICE ONE COMMUNICATIONS ANNOUNCES FIRST QUARTER 2004 RESULTS


         EBITDA (See Note 1) was $7.2 million, or 8.8% of revenue, compared with $7.7 million, or 9.6% of revenue for first quarter 2003. First quarter capital expenditures were $5.3 million, compared with $1.9 million a year ago. A significant portion of first-quarter 2004 capital expenditures related to integrated access devices (IADs) installed at client locations to support Select Savings.free and other bundled voice and data offerings. Cash flow from operations was $2.4 million for the quarter, a $10.5 million improvement from first quarter 2003. First quarter 2004 marks the third consecutive quarter in which Choice One had positive cash flow from operations.

         Cash interest expense (see Note 2) was $7.2 million in the first quarter, compared with $7.4 million for the first quarter of 2003. At March 31, 2004, the company had $13.1 million of cash on hand.

         Net loss applicable to common stockholders was $40.0 million, or $0.74 per share, in first quarter 2004 compared with $38.6 million, or $0.72 per share, in first quarter 2003.

AMENDMENT TO CREDIT AGREEMENT

         On May 12, 2004, the company and its lenders entered into an amendment to the company's Senior Credit Facility. The amendment replaced the requirement that the company maintain an aggregate minimum amount of cash and committed financing of $10 million during the period from May 11, 2004 through June 30, 2004 with a requirement to maintain an aggregate minimum amount of cash and committed financing of $6 million during the period from May 11, 2004 through November 15, 2004. The amendment does not affect other financial covenants to maintain certain leverage, fixed charges and interest coverage ratios, which become effective on September 30, 2004.

SALES, MARKETING AND OPERATIONS

         Choice One continues to focus on products and services designed to enable the company to compete across a broader client segment. In January, Choice One announced the introduction of residential voice services across its operating footprint in New York State.

         To capitalize on the market demand for data services and the company's sales success with Select Savings.free, Choice One continues to expand the availability of its bundled high-speed Internet services. During the quarter, Choice One added three new Select Savings.free voice and data bundles, which include enhanced data features, firewall, network address translation (NAT) and web hosting. Additionally, the company introduced a portfolio of new conference calling services specifically designed for business clients.

         In April, Choice One further expanded Select Savings.free with the introduction of Select Savings.free Unlimited, the company's portfolio of new unlimited calling plans. Select Savings.free Unlimited provides substantial value for high-volume users by combining the predictability of flat-rate

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CHOICE ONE COMMUNICATIONS ANNOUNCES FIRST QUARTER 2004 RESULTS


calling plans with Choice One's free high-speed Internet access. The company also introduced competitively priced toll-free calling plans and expanded offerings for multi-location clients.

         At March 31, 2004, the company's market penetration was estimated at 8.7% of business access lines compared with 8.2% a year ago. The company's first quarter monthly attrition rate of 1.4% was consistent with prior quarters and, we believe, continues to be one of the lowest in the industry.

         Choice One's overall lines in service grew by 2.4% during the first quarter and data lines grew by 15%. The company continues to install an increasing percentage of its orders via integrated access technologies such as digital subscriber line (DSL) and T-1 circuits. This dramatically reduces the ongoing cost to provide service to clients. During the first quarter, approximately two-thirds of the company's new lines were installed via integrated access technologies.

         "During 2004, we will continue to explore access technologies, such as voice over IP (voice over Internet protocol) that will enable us to introduce new applications to our clients and drive greater network efficiencies," added Mr. Dubnik. "Our recent announcement to partner with Lucent Technologies to trial their Lucent Softswitch represents an important step forward in our evaluation of voice over IP technology. This will allow Choice One to begin working with the technology and begin developing new differentiated services, such as web collaboration and multimedia services to meet the growing demands of our clients."

         Note 1: EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is not a substitute for measures of financial liquidity under generally accepted accounting principles in the United States of America (GAAP). However, management believes that EBITDA is a useful measure of the company's liquidity, its ability to service existing debt, to sustain potential increases in debt and to satisfy capital requirements. EBITDA is reconciled to net cash provided by (used in) operating activities in the attached financial tables.

         Note 2: Cash interest expense as used by the company consists of interest expense, net, excluding interest payable in kind (PIK), amortization of deferred financing costs, amortization of discount on long-term debt, accretion and dividends on preferred stock.

ABOUT CHOICE ONE COMMUNICATIONS

         Headquartered in Rochester, New York, Choice One Communications Inc. (OTCBB: CWON) is a leading Integrated Communications Provider offering voice and data services including Internet solutions, to businesses in 29 metropolitan areas (markets) across 12 Northeast and Midwest states. Choice One reported $323 million of revenue in 2003, has more than 100,000 clients and employs approximately 1,400 colleagues.

         Choice One's markets include: Hartford and New Haven, Connecticut; Rockford, Illinois; Bloomington/Evansville, Fort Wayne, Indianapolis, South Bend/Elkhart, Indiana; Springfield and Worcester, Massachusetts; Portland/Augusta, Maine; Grand Rapids and Kalamazoo, Michigan; Manchester/Portsmouth, New Hampshire; Albany (including Kingston, Newburgh, Plattsburgh and Poughkeepsie), Buffalo, Rochester and Syracuse (including Binghamton, Elmira and Watertown), New York; Akron (including Youngstown), Columbus and Dayton, Ohio; Allentown, Erie, Harrisburg, Pittsburgh and Wilkes-Barre/Scranton, Pennsylvania; Providence, Rhode Island; Green Bay (including Appleton and Oshkosh), Madison and Milwaukee, Wisconsin.

         The company has intra-city fiber networks in the following markets:
Hartford, Connecticut; Rockford, Illinois; Bloomington/Evansville, Fort Wayne, Indianapolis, South Bend/Elkhart, Indiana; Springfield, Massachusetts; Grand Rapids and Kalamazoo, Michigan; Albany, Buffalo, Rochester and Syracuse, New York; Columbus, Ohio; Pittsburgh, Pennsylvania; Providence, Rhode Island; Green Bay, Madison and Milwaukee, Wisconsin.

CHOICE ONE COMMUNICATIONS ANNOUNCES FIRST QUARTER 2004 RESULTS

         For further information about Choice One, visit our web site at www.choiceonecom.com or contact us at 1-888-832-5800.


FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and the company intends such forward-looking statements be subject to the safe harbors created thereby. The words "believe", "believes", "expects", "estimates", "anticipates", "will", "will be", "could", "may" and "plans" and the negative or other similar words or expressions identify forward-looking statements made by or on behalf of Choice One Communications Inc. ("the company"). These forward-looking statements are subject to many uncertainties and factors that may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties and factors include, but are not limited to, continued compliance with covenants for borrowing under our bank credit facility, availability of financing, availability of significant operating cash flows, continued availability of regulatory approvals, the number of potential customers and average revenue for such customers in a market, the existence of strategic alliances or relationships, technological, regulatory or other developments in the company's business, changes in the competitive climate in which the company operates and the emergence of future opportunities, all of which could cause actual results and experiences to vary significantly from the company's current business plan and to differ materially from anticipated results and expectations expressed in the forward-looking statements contained herein. These and other applicable risks are summarized under the caption "Risk Factors" and elsewhere in the company's Annual Report on Form 10-K for the year ended December 31, 2003, Registration No. 000-29279, filed with the Securities and Exchange Commission on March 30, 2004.

                                     # # # #

                 CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
           (Dollars in thousands, except share and per share amounts)


                                                                                        March 31,        December 31,
                                                                                          2004              2003
                                                                                       -----------       -----------
                                                                                       (unaudited)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                         $    13,131       $    16,238
     Accounts receivable, net                                                               31,322            30,859
     Prepaid expenses and other current assets                                               4,012             3,251
                                                                                       -----------       -----------
          Total current assets                                                              48,465            50,348

PROPERTY AND EQUIPMENT
     Property and equipment                                                                484,755           479,556
     Less:  accumulated depreciation                                                      (197,115)         (184,133)
                                                                                       -----------       -----------
          Property and equipment, net                                                      287,640           295,423

Intangible assets, net of accumulated amortization                                          28,948            32,601
Other assets, net                                                                            5,583             5,096
                                                                                       -----------       -----------
          Other assets                                                                      34,531            37,697
                                                                                       -----------       -----------
     Total assets                                                                      $   370,636       $   383,468
                                                                                       ===========       ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
     Current portion of capital leases for indefeasible rights to use fiber (IRU)      $       977       $       962
     Current portion of long-term debt                                                      18,169            12,220
     Accounts payable                                                                       17,920             7,762
     Accrued expenses                                                                       36,414            42,627
                                                                                       -----------       -----------
          Total current liabilities                                                         73,480            63,571

LONG-TERM DEBT AND OTHER LIABILITIES
     Long-term debt
          Senior credit facility (1)                                                       382,424           387,379
          Subordinated notes (2)                                                           240,108           232,377
     Interest rate swap                                                                     13,047            13,500
     Redeemable Series A preferred stock, $0.01 par value, 340,000 shares authorized; 251,588 shares issued and outstanding
          at March 31, 2004 and December 31, 2003, respectively                            310,443           295,990
     Long-term portion of capital leases for indefeasible rights to use fiber               31,773            32,037
     Other long-term liabilities                                                             3,763             3,609
                                                                                       -----------       -----------
          Total long-term debt and other long-term liabilities                             981,558           964,892

STOCKHOLDERS' DEFICIT
     Undesignated preferred stock, $0.01 par value, 4,600,000 shares
          authorized, no shares issued and outstanding                                        --                --
     Common stock, $0.01 par value; 150,000,000  shares
          authorized, 44,281,014 and 44,261,052 shares issued at
          March 31, 2004 and December 31, 2003, respectively                                   443               443
     Treasury stock, 135,415 shares, at cost, at March 31, 2004
          and December 31, 2003                                                               (473)             (473)
     Additional paid-in capital                                                            475,325           475,179
     Deferred compensation                                                                    (997)             (962)
     Accumulated other comprehensive loss                                                  (13,047)          (13,500)
     Accumulated deficit                                                                (1,145,653)       (1,105,682)
                                                                                       -----------       -----------
          Total stockholders' deficit                                                     (684,402)         (644,995)
                                                                                       -----------       -----------
          Total liabilities and stockholders' deficit                                  $   370,636       $   383,468
                                                                                       ===========       ===========


Notes:

     (1) The senior credit facility includes discount on issuance of the Term C loan of $3.5 million and $3.6 million at March 31, 2004 and December 31, 2003, respectively.

     (2) The subordinated notes include discount on issuance of $2.0 million and $2.2 million at March 31, 2004 and December 31, 2003, respectively. The subordinated notes also include the accrued interest which is payable-in-kind (PIK). Accrued PIK interest, included in the subordinated notes, was $11.7 million and $4.2 million at March 31, 2004 and December 31, 2003, respectively.

                 CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)


                                                      Three Months   Three Months
                                                          Ended         Ended         Dollar         Percent
                                                        March 31,      March 31,     Increase/      Increase/
                                                          2004           2003        (Decrease)     (Decrease)
                                                        --------       --------      ----------     ----------
                                                      (unaudited)    (unaudited)

REVENUE                                                 $ 81,156       $ 80,100       $  1,056              1%

OPERATING EXPENSES
      Network costs                                       37,622         40,526       $ (2,904)            -7%
      Selling, general and administrative                 36,262         31,896          4,366             14%
      Non-cash compensation                                  106            475           (369)           -78%
      Loss on disposition of assets                           13             59            (46)            78%
      Restructuring credits (1)                             --             (535)           535           -100%
      Depreciation and amortization                       15,679         17,569         (1,890)           -11%
                                                        --------       --------       --------       --------
         Total operating expenses                         89,682         89,990           (308)             0%
                                                        --------       --------       --------       --------

         Loss from operations                             (8,526)        (9,890)        (1,364)          -14%

OTHER EXPENSE:
      Interest expense, net                              (16,993)       (16,374)           619              4%
      Accretion of preferred stock (3)                    (3,250)          --            3,250            100%
      Accrued dividends on preferred stock (3)           (11,203)          --           11,203            100%
                                                        --------       --------       --------       --------

      Other expense (2)                                  (31,446)       (16,374)        15,072             92%
                                                        --------       --------       --------       --------

NET LOSS                                                $(39,972)      $(26,264)      $ 13,708             52%
                                                        ========       ========       ========       ========

      Accretion of preferred stock (3)                      --            2,592         (2,592)          -100%
      Accrued dividends on preferred stock (3)              --            9,763         (9,763)          -100%
                                                        --------       --------       --------       --------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS              $(39,972)      $(38,619)      $  1,353              4%
                                                        ========       ========       ========       ========

NET LOSS PER SHARE, BASIC AND DILUTED                   $  (0.74)      $  (0.72)      $   0.02              2%
                                                        ========       ========       ========

WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING (000S), BASIC AND DILUTED        54,085         53,510
                                                        ========       ========


Notes:

 (1) During 2002, the company committed to a plan that included certain network optimization projects and exiting the Ann Arbor/Lansing, Michigan market. In connection with the plan, the company recorded a restructuring charge of approximately $5.3 million. During February 2003, the company modified a portion of its restructuring plan related to reduced reliance on certain collocations. As the company engaged in these restructuring actions during the first quarter of 2003, it learned that additional costs would be charged to it by the established telephone companies regarding anticipated collocation closings. Based on this new information, the company reduced the number of collocation sites that will be affected. As a result, the company modified a portion of its restructuring plan and reversed approximately $0.7 million in restructuring costs. At the same time, the company increased the restructuring for costs that became known during the first quarter of 2003 for severance and other network facility items by approximately $0.2 million.

 (2)  A reconciliation to cash interest expense (amounts in thousands):

                                                                               Three months ended      Three months ended
                                                                                 March 31, 2004           March 31, 2003
                                                                               -------------------     -------------------
                                                                                   (unaudited)             (unaudited)
      Other expense                                                                  $(31,446)              $(16,374)
                 Interest payable in-kind on subordinated notes and Term C loan         8,425                  7,583
                 Amortization of deferred financing costs                               1,022                  1,141
                 Amortization of discount on long-term debt                               300                    268
                 Accretion of preferred stock                                           3,250                   --
                 Dividends on preferred stock                                          11,203                   --
                                                                                     --------               --------
      Cash interest expense                                                          $ (7,246)              $ (7,382)
                                                                                     ========               ========


 (3) In accordance with SFAS No. 150, accretion of and dividends on Redeemable Series A Preferred Stock are now included as a component of interest expense as of July 1, 2003.

                 CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES
 EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)
                             (Dollars in thousands)


                                                                     Three Months       Three Months
                                                                        Ended               Ended
                                                                       March 31,           March 31,
                                                                         2004                2003
                                                                      -------------------------------
                                                                      (unaudited)         (unaudited)
Net cash provided by/(used in) operating activities                     $  2,402           $ (8,123)

Adjustments to reconcile:
Changes in assets and liabilities                                         (2,375)             8,954
Non-cash compensation                                                       (106)              (475)
Loss on disposition of assets                                                (13)               (59)
                                                                        --------           --------
Subtotal                                                                  (2,494)             8,420

Less net cash interest expense:
Other expense                                                             31,446             16,374
Interest payable in-kind on subordinated notes and Term C loan            (8,425)            (7,583)
Amortization of deferred financing costs                                  (1,022)            (1,141)
Amortization of discount on long-term debt                                  (300)              (268)
Accretion of preferred stock                                              (3,250)              --
Dividends on preferred stock                                             (11,203)              --
                                                                        --------           --------
Net cash interest expense                                                  7,246              7,382
                                                                        --------           --------
EBITDA                                                                  $  7,154           $  7,679
                                                                        ========           ========